+ As filed with the Securities and Exchange Commission on September 29, 1998
                           Registration No. 333-


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM S-3
                           REGISTRATION STATEMENT
                                   Under
                         The Securities Act of 1933

                              ---------------

                        LASALLE RE HOLDINGS LIMITED
           (Exact name of registrant as specified in its charter)

          Bermuda                                      Not Applicable
(State or other jurisdiction             (I.R.S. Employer Identification Number)
of incorporation or organization)


                              25 Church Street
                          Hamilton HM FX, Bermuda
                               (441) 292-3339
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                           CT Corporation System
                               1633 Broadway
                          New York, New York 10019
                               (212) 664-1666
           (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                 Copies to:

                             Richard W. Shepro
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                          Chicago, Illinois 60603
                               (312) 782-0600
                             -------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                      CALCULATION OF REGISTRATION FEE
================================================================================
                                          Proposed     Proposed
                                          maximum      maximum
  Title of                  Amount        offering     aggregate      Amount of
securities to               to be         price per    offering     registration
be registered             registered      share (1)    price (1)         fee
--------------------------------------------------------------------------------
Common Shares, par
 value $1.00
 per share...............  3,756,886      $26.9375     $101,201,117    $30,667

================================================================================
(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for purposes of determining the registration fee, based on the average of the high and low sale prices of the registrant's Common
    Shares as reported on The New York Stock Exchange Composite Tape on September 25, 1998.
                       -----------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the
Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange
Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                     PROSPECTUS SUBJECT TO COMPLETION

                          DATED SEPTEMBER 29, 1998

                              3,756,886 Shares

                        LA SALLE RE HOLDINGS LIMITED

                               Common Shares
                               -------------

         This Prospectus covers 3,756,886 Common Shares, par value $1.00 per share ("Common Shares"), of LaSalle Re Holdings Limited (the "Company" or "Holdings") offered for the account of certain shareholders of the Company or of the Company's subsidiary LaSalle Re Limited ("LaSalle Re") (the "Selling Shareholders"). Such Common Shares (the "Shares") may be offered by the Selling Shareholders from time to time in transactions on the New York Stock Exchange, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through underwriters or broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions). If any underwriters are involved in the sale of any of the Shares, their names, the terms and conditions of such underwriting and any applicable compensation arrangements will be set forth, or will be calculable from the information set forth, in a prospectus supplement. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company has agreed to bear all expenses of registration of the Shares, but all selling expenses incurred by a Selling Shareholder will be borne by that Selling Shareholder. See "Plan of Distribution."

         Certain of the Shares are issuable to Selling Shareholders who were among the founding shareholders of LaSalle Re (the "Founding Shareholders") in exchange for exchangeable non-voting shares, par value $1.00 per share, of LaSalle Re ("Exchangeable Non-Voting Shares"). The Exchangeable Non-Voting Shares and options therefor were issued to the Founding Shareholders as part of the reorganization that occurred in connection with the Company's initial public offering (the "Reorganization"). At the time of the Reorganization, the Company and LaSalle Re entered into a conversion agreement with the Founding Shareholders (the "Conversion Agreement") providing for an exchange of Exchangeable Non-Voting Shares for Common Shares on a one-for-one basis upon the terms set forth therein. In addition to the Shares issuable pursuant to the terms of the Conversion Agreement, certain of the Shares are Common Shares that were issued to Founding Shareholders as part of the Reorganization.

         The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
See "Selling Shareholders" and "Plan of Distribution."

         The Common Shares are traded on the New York Stock Exchange ("NYSE") under the symbol "LSH." On September 25, 1998, the closing price of the Common Shares as reported on the NYSE was $27.125 per share.

                            -------------

             See "Risk Factors" on page 5 for a description of
                certain matters that should be considered by
                   prospective purchasers of the Shares.

                            -------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
           STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            -------------

         No person has been authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the Common Shares offered by this Prospectus, nor does it constitute an offer to sell or solicitation of any offer to buy the Common Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

             The date of this Prospectus is _______________, 1998

         FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT. THE BUYER IN NORTH CAROLINA UNDERSTANDS THAT NEITHER THE COMPANY NOR ITS SUBSIDIARIES ARE LICENSED IN NORTH CAROLINA PURSUANT TO CHAPTER 58 OF THE NORTH CAROLINA GENERAL STATUTES, NOR COULD THEY MEET THE BASIC ADMISSIONS REQUIREMENTS IMPOSED BY SUCH CHAPTER AT THE PRESENT TIME.

         CONSENT UNDER THE EXCHANGE CONTROL ACT 1972 (AND REGULATIONS THEREUNDER) HAS BEEN OBTAINED FROM THE BERMUDA MONETARY AUTHORITY FOR THE ISSUE AND TRANSFER OF THE SHARES BEING OFFERED PURSUANT TO THIS OFFERING TO PERSONS NOT RESIDENT IN BERMUDA FOR EXCHANGE CONTROL PURPOSES. IN GIVING SUCH CONSENT AND IN ACCEPTING THIS PROSPECTUS FOR FILING, THE BERMUDA MONETARY AUTHORITY ACCEPTS NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSAL OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED HEREIN. THE MINIMUM AMOUNT WHICH MUST BE RAISED BY THE OFFERING FOR THE PURPOSES SET OUT IN SECTION 28 OF THE COMPANIES ACT 1981 OF BERMUDA IS NIL.

         THESE SECURITIES MAY NOT BE OFFERED OR SOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES, OR OTHERWISE IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 OF THE UNITED KINGDOM MUST BE COMPLIED WITH IN RELATION TO ANYTHING DONE IN RELATION TO THESE SECURITIES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM. THIS DOCUMENT MAY NOT BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR IS A PERSON TO WHOM THIS DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

         In this Prospectus, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                   ENFORCEMENT OF CIVIL LIABILITIES UNDER
                   UNITED STATES FEDERAL SECURITIES LAWS

         The Company is a Bermuda company and certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of the assets of the Company and such officers and directors, at any one time, are or may be located in jurisdictions outside the United States. Therefore it may be difficult for investors to effect service of process within the United States on any of such persons or to enforce against such persons judgments of United States courts predicated upon civil liability provisions of the United States federal securities laws. Notwithstanding the foregoing, the Company has appointed CT Corporation System, 1633 Broadway, New York, New York 10019, its agent to receive service of process with respect to actions against it arising out of or in connection with the United States federal securities laws or out of violations of such laws in any federal or state court in the United States relating to the transactions covered by this Prospectus. The Company has been advised by Conyers Dill & Pearman, its Bermuda counsel, that there is a doubt as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained in actions against such persons or the Company predicated upon the civil liability provisions of the United States federal securities laws and (ii) original actions brought in Bermuda against such persons or the Company predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws would not be allowed in Bermuda courts as contrary to that jurisdiction's public policy.


                           AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. Copies of such material and any part thereof are also available by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of such material are also available and can be copied at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. In addition, the Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

         The Company has filed with the Commission a registration statement (herein, together with all amendments, exhibits and schedules thereto, referred to as the "Registration Statement") under the Securities Act, with respect to the Shares offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to the Registration Statement. Statements made in this Prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is treated as a domestic corporation for purposes of certain requirements of the Exchange Act, including the proxy rules, because the Company currently does not fit the definition of a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act. Pursuant to current Rule 3b-4, a "foreign private issuer" is any foreign issuer other than a foreign government, except an issuer meeting the following conditions: (i) more than 50% of the outstanding voting securities are held of record by residents of the United States and (ii) any of the following: (1) the majority of the executive officers or directors are United States citizens or residents, (2) more than 50% of the assets are located in the United States or (3) the business is administered principally in the United States. By virtue of (i) and (ii)(1), the Company currently is not and does not expect that it will become a "foreign private issuer," although there is no assurance of such. If the Company were to become a "foreign private issuer," it would be exempted from the proxy and short-swing profit rules under Sections 14 and 16 of the Exchange Act and, for reporting purposes under the Exchange Act, would be subjected to rules applicable to "foreign private issuers."

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act, File No. 1-12823, are incorporated by reference herein and shall be deemed to be a part hereof:

         (a) Annual Report on Form 10-K for the fiscal year ended September 30, 1997;

         (b) Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1997, March 31, 1998 and June 30, 1998;

         (c) Current Reports on Form 8-K filed on October 8, 1997 and November 3, 1997; and

         (d) The description of the Common Shares included in the Registration Statement on Form 8-A dated March 28, 1997.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Shares (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to the principal executive offices of LaSalle Re Holdings Limited, Attention: Investor Relations, P.O. Box HM 1502, Hamilton HM FX, Bermuda (telephone (441) 292-3339, facsimile (441) 292-5152).

                     NOTE ON FORWARD-LOOKING STATEMENTS

         This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends" or "expects." The forward-looking statements contained and incorporated by reference in this Prospectus are generally located in the material set forth under the heading "Risk Factors" but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations, including the Company's policy concerning dividends. In light of the risks and uncertainties inherent in all future projections, including but not limited to those set forth under the heading "Risk Factors," the inclusion of forward-looking statements in this Prospectus should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates; (ii) a decrease in the level of demand for property catastrophe reinsurance; (iii) an increase in the supply of property catastrophe reinsurance as a result of additional capital provided by recent or future market entrants or by existing property catastrophe reinsurers; (iv) increased competitive pressure from current reinsurers, including reinsurers that have increased their capacity as a result of recent consolidations, or future market entrants; (v) a competitive disadvantage resulting from certain of the Company's principal competitors having higher financial ratings than the Company, any future decline in or loss of the Company's financial ratings or the Company's non-admitted status in United States jurisdictions; (vi) a major decrease in the cession of business from CNA Financial Corporation (together with its affiliates, "CNA") to the Company; (vii) loss of the services of any of the Company's executive officers; (viii) the occurrence of a single catastrophic event affecting multiple geographic zones; (ix) actual loss expenses exceeding the Company's loss reserve, which is necessarily based on actuarial and statistical projections of ultimate loss expenses; (x) changing rates of inflation and other economic conditions, which could have an adverse impact on loss payments, investment returns and premiums; (xi) losses due to foreign currency exchange rate fluctuations or the failure of a counterparty to perform under any of the Company's foreign exchange contracts or swap agreements; (xii) the passage of federal or state legislation subjecting the Company to supervision or regulation in the United States; (xiii) challenges by insurance regulators in the United States or the United Kingdom to the Company's claim of exemption from insurance regulation under current laws; and (xiv) a contention by the United States Internal Revenue Service (the "IRS") that the Company or its insurance subsidiary LaSalle Re is engaged in the conduct of a trade or business within the U.S. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Prospectus. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


                                RISK FACTORS

         Prospective investors in the Shares offered hereby should consider carefully the matters set forth below, as well as the other information set forth in this Prospectus. Unless the context otherwise requires, references herein to the "Company" include Holdings, the issuer of the Shares; LaSalle Re, the Company's insurance subsidiary; LaSalle Re (Services) Limited ("LaSalle Re Services"), the Company's London representative office; and LaSalle Re Corporate Capital Ltd. ("LaSalle Re Capital"), which provides capital support to selected syndicates at Lloyd's.


Limited Operating History

         LaSalle Re commenced operations in November 1993 and has a limited operating and claims history. The financial data included and incorporated by reference herein are not necessarily indicative of the financial condition or results of operations of the Company in the future. In addition, the Company's limited operating and claims history may make it more difficult for the Company to assess the risks it underwrites based on its own historical loss experience.

Volatility of Financial Results

         The Company primarily underwrites property catastrophe reinsurance, which covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Because the Company has large aggregate exposures to man-made and natural disasters, the Company expects that its claims experience will be characterized by relatively low frequency and high severity. The occurrence of claims from catastrophic events is likely to result in substantial volatility in the Company's financial results for any fiscal quarter or year, and therefore, in the timing and amount of any dividends paid. The Company endeavors to manage its exposures to catastrophic events by limiting the amount of its exposure in each geographic zone worldwide and requiring that its property catastrophe contracts provide for aggregate limits and attachment points. Nonetheless, a single catastrophic event could affect multiple geographic zones or the frequency and/or severity of catastrophic events could exceed the Company's estimates. The occurrence of these events could have a material adverse effect on the Company's financial condition and results of operations and its ability to write new business and to pay dividends. Catastrophic events of significant magnitude historically have been relatively infrequent, although the Company believes that the property catastrophe reinsurance market experienced a high level of worldwide catastrophic losses in terms of both frequency and severity from the late 1980s to the early 1990s as compared with prior years. The Company expects that increases in the values and concentrations of insured property and the effects of inflation will increase the severity of such occurrences per year in the future.


Ability to Pay Dividends; Holding Company Structure

         The Company has adopted a dividend policy pursuant to which it intends to distribute as dividends to holders of Common Shares and Exchangeable Non-Voting Shares in each fiscal year 50% to 60% of the amount by which its net income (before minority interest) from the prior fiscal year exceeds the amount of dividends payable on Series A Preferred Shares of the Company in the current fiscal year. However, there can be no assurance that this dividend policy will not change or that the Company will declare or pay any dividends. The Company's credit facility currently restricts dividends to a maximum of 50% of net income from the prior fiscal year. In order to pay dividends in excess of 50% of net income, the Company would have to renegotiate certain terms of its credit facility. Since the Board of Directors of the Company (the "Board") is authorized to issue additional classes or series of preferred shares, the Company could incur obligations in the future to pay additional preferred dividends. The payment of dividends will result in the Company having less capital available to sustain catastrophic losses than would otherwise be the case. If substantial losses were to occur, the ability of the Company to pay dividends could be adversely affected.

         Holdings is a holding company with no operations or significant assets other than its ownership of a majority of the capital stock of LaSalle Re. Holdings relies on cash dividends and other permitted payments from LaSalle Re to pay expenses, to make principal and interest payments on outstanding indebtedness of Holdings, if any, and to pay dividends to its shareholders. The payment of dividends by LaSalle Re to Holdings is limited under Bermuda law and regulations, including The Insurance Act 1978 (together with amendments thereto and related regulations, the "Insurance Act"). Under the Insurance Act, during any financial year LaSalle Re is prohibited from paying dividends of more than 25% of its opening total statutory capital and surplus unless it files with the Bermuda Registrar of Companies before payment of such dividend an affidavit stating that it will continue to meet the required solvency margin and minimum liquidity ratio requirements and from declaring or paying any dividends without the approval of the Minister of Finance if it failed to meet its required margins on the last day of the previous financial year. Based on the foregoing regulation, LaSalle Re is entitled to pay dividends of up to approximately $123 million during the current fiscal year. The Insurance Act also requires LaSalle Re to maintain a minimum solvency margin and minimum liquidity ratio and prohibits dividends which would result in a breach of these requirements. In addition, LaSalle Re is prohibited under the Insurance Act from reducing its opening total statutory capital by 15% or more without the approval of the Minister of Finance. Because the Company is a holding company, the right of the Company, and hence the right of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary, including LaSalle Re, upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. There can be no assurance that Holdings will have sufficient funds to pay dividends to holders of the Shares.

Reliance on CNA; Transactions with Affiliates; Conflicts of Interest

         Pursuant to an underwriting services agreement (the "Underwriting Services Agreement") between LaSalle Re and CNA (Bermuda) Services Ltd. ("CNA Bermuda"), an affiliate of CNA, CNA Bermuda provides underwriting services and underwrites all classes of insurance and reinsurance for LaSalle Re. The Underwriting Services Agreement will expire on December 31, 1998, unless the Company exercises its option to extend the term to December 31, 2000. At present, the Company is discussing with CNA the possibility that at some point in the future the underwriting services currently performed by CNA Bermuda would be performed by the Company directly. If this occurs, it is anticipated that the personnel assigned to the Company by CNA Bermuda would become employees of the Company. The Company accomplished a similar transition in 1997 with respect to the claims administration, actuarial and financial reporting, accounting, office space and other administrative services formerly performed by an affiliate of Aon Corporation ("Aon"). However, there can be no assurance that a similar transition will be achieved with respect to underwriting services. If the Underwriting Services Agreement were to expire without the Company having reached an appropriate transition agreement with CNA, there can be no assurance that the Company would be able to successfully perform underwriting services for itself or obtain such services from persons who are not affiliates of CNA on substantially similar terms. Such an event could have a material adverse effect on the Company.

         During each year of the Company's operations, CNA has ceded to the Company a portion of its book of property catastrophe reinsurance business. The terms of these cessions to the Company have been negotiated between the parties and the Company believes that they are at market rates. This ceded business represented 10.2%, 12.5% and 12.7% of the Company's premiums written in the nine months ended June 30, 1998 and the fiscal years ended September 30, 1997 and 1996, respectively. Such cessions assisted the Company in establishing a geographic diversification of exposures that might have been difficult for a newly organized reinsurer to establish on its own. Excluding the business ceded by CNA, for the nine months ended June 30, 1998, 50.6% of the Company's premiums written represented U.S.-based risks and the remaining 49.4% was spread in other territories around the world. Although the Company expects the level of such cessions to continue to decrease, if CNA were to suddenly cease ceding business to the Company, the geographical diversity of the Company's portfolio of property catastrophe risks and the Company's results of operations could be materially adversely affected.

         The Underwriting Services Agreement may give rise to potential conflicts of interest between CNA and the Company. However, as provided under Bermuda law, directors who have an interest in any matter are permitted under the Company's bye-laws (the "Bye-Laws") and LaSalle Re's bye-laws to vote with respect to such matters as long as they have disclosed their interest. A director of Holdings or LaSalle Re who is directly or indirectly interested in a proposed contract or other matter with such company must declare the nature of such interest to the Board or the Board of Directors of LaSalle Re, as the case may be. The Underwriting Services Agreement was approved by a vote of the Board of Directors of LaSalle Re at a meeting at which all directors present who are affiliated with CNA recused themselves. Conflicts of interest could also arise from the fact that CNA competes with the Company for property catastrophe and other lines of reinsurance underwritten by the Company. In addition, CNA, Aon and other Founding Shareholders have sponsored and may in the future sponsor or otherwise participate in other insurance ventures with other entities engaged in or intending to engage in insurance and reinsurance underwriting, some of which compete and may in the future compete with the Company. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to CNA, Aon or other Founding Shareholders, on the one hand, and the Company, on the other hand. CNA and Aon also have entered into agreements and maintain relationships with numerous companies that may compete with the Company. No agreement or understanding exists regarding the resolution of any of these potential conflicts of interest.


Dependence on Management

         The Company's success depends on the efforts and abilities of its Chairman, Chief Executive Officer and President, Victor H. Blake, its Executive Vice President and Chief Operating Officer, Guy D. Hengesbaugh (who is also President and Chief Operating Officer of LaSalle Re), and its Senior Vice President and Chief Financial Officer, Andrew Cook. The Company has entered into employment agreements with Mr. Blake and Mr. Cook. The Company receives the services of Mr. Hengesbaugh pursuant to the terms of the Underwriting Services Agreement and does not have an employment agreement with him. The Company does not maintain key-man life insurance on any of its executive officers.

         Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate Bermuda government authority. Such permission, or a work permit for a specific period of time, can be granted upon showing that, after proper public advertisement, no Bermudian or spouse of a Bermudian is available who meets the minimum standards for the advertised position. Of the Company's executive officers, Messrs. Blake and Cook are working under work permits. There can be no assurance that the work permits of such executive officers will be extended or that, if such executive officers were to leave the Company, work permits for new executive officers would be granted. Mr. Hengesbaugh is currently entitled to be employed in Bermuda based on his marriage to a Bermudian and other factors. Such entitlement would be lost in the absence of any such factor, in which case Mr. Hengesbaugh would be required to obtain a work permit in order to continue his employment in Bermuda. There can be no assurance that such a work permit would be granted.


Business Considerations

         Based on the Company's marketing efforts, reinsurance contract submissions and publicly available information, the Company believes that property catastrophe rates have decreased somewhat in 1996, 1997 and 1998 from 1995 levels. In particular, rates have declined significantly in areas, such as Japan and Europe, where there has been favorable loss experience, while in the U.S. market, where the level of property catastrophe losses has generally been higher than in international markets in recent years, rates have decreased to a lesser degree. If and while favorable loss experience continues and reinsurance capacity does not diminish, the Company expects further downward pressure on rates during 1998. Based on the 1998 contract renewals that have occurred to date, the Company estimates that it has experienced overall rate decreases of approximately 10% to 15% compared to 1997. As rates decline, the Company expects net premiums written from property catastrophe reinsurance to decline in 1998. There can be no assurance that the present level of demand will continue, that the present level of supply of reinsurance will not increase as a result of capital provided by recent or future market entrants or by existing property catastrophe reinsurers or that rates will not decline further. The Company has expanded into other lines of business where pricing opportunities have occurred. These lines currently include property risk excess, property pro rata treaty, casualty clash, marine, crop hail, aviation and satellite. There can be no assurance that these pricing opportunities will continue.


Lloyd's

         Through its subsidiary, LaSalle Re Capital, the Company provides capital support to selected Lloyd's syndicates. The Company has provided capital support to three syndicates for both the 1997 and 1998 years of account of approximately $27.4 million ((pound)16.3 million) and $28.2 million ((pound)16.8 million), respectively. Through this support, as at June 30, 1998, the Company has written gross premiums of approximately $20.6 million for the 1997 year of account and approximately $13.9 million for the 1998 year of account. The three supported syndicates individually write the following lines of business: direct and facultative property insurance; marine insurance and reinsurance; and professional indemnity, directors and officers insurance and bankers blanket bond business. The three-year accounting system operated by Lloyd's necessitates the use of estimates and assumptions in producing financial results for a 12- month period. In consolidating the results of LaSalle Re Capital, these estimates and assumptions affect the disclosed amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. There can be no assurance that actual results will not be significantly different from those estimates. The estimates most susceptible to significant change are those used in determining the liability for unpaid losses and loss expenses and the amount of ultimate premiums written.


Loss Reserves

         The Company establishes loss reserves for the ultimate settlement costs of all loss and loss expenses incurred with respect to business written by it. Loss reserves represent estimates derived from actuarial and statistical projections of the Company's expectations of ultimate loss and loss expenses for incurred losses at a given time. Under GAAP, the Company is not permitted to establish loss reserves with respect to its property catastrophe reinsurance until an event occurs that may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Reserve estimates by relatively young property catastrophe reinsurers, such as the Company, may be inherently less reliable than the reserve estimates of reinsurers with stable volumes of business and an established claims history. Although the Company's own historical loss experience by itself may be inadequate for estimating reserves, the Company utilizes loss data generally available through various trade associations and draws on the experience of CNA. The Company also establishes loss reserves with respect to other lines of business, of which the main component is the premium written by LaSalle Re Capital. The amounts included as loss reserves are derived from analyses of expected loss ratios. The Company believes that its loss reserves to date have been adequate. In contrast to casualty losses, which frequently can be determined only through lengthy, unpredictable litigation, non-casualty losses tend to be reported promptly and usually are settled within a shorter period. Nevertheless, actual losses and loss expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in the Company's financial statements. The Company's loss reserves are reviewed by the Company's executive officers and the underwriting committee of the Board. In addition, during the 1998 fiscal year, the Company has contracted for external actuarial services to further enhance the quality of the review process. As loss reserves develop upward or downward, the results are reflected in the net income in the period in which the reserve deficiency or redundancy is evaluated. If the Company's loss reserves are determined to be inadequate, the Company will be required to increase loss reserves with a corresponding reduction in the Company's net income in the period in which the deficiency is identified. There can be no assurance that the final loss settlements will not exceed the Company's loss reserve and have a material adverse effect on the Company's financial condition and results of operations in a particular period.


Competition; Ratings; Non-Admitted Status

         The property catastrophe reinsurance industry is highly competitive. The Company competes, and will continue to compete, with major U.S. and non-U.S. insurers and property catastrophe reinsurers, including other Bermuda-based property catastrophe reinsurers and CNA, some of which have greater financial and organizational resources than the Company. Moreover, several recent consolidations in the reinsurance industry have increased the capacity of certain of the Company's competitors. Another current trend in the property catastrophe industry has been the utilization of the capital markets in structuring reinsurance agreements using catastrophe bonds and other financial instruments. This means that the Company now faces competition from other financial institutions besides traditional reinsurers. There may also be established companies or new companies of which the Company is not aware which may be planning to enter the property catastrophe reinsurance market or existing property catastrophe reinsurers which may be planning to raise additional capital. In addition, Lloyd's began to allow capital from corporate investors in 1994. Competition in the types of reinsurance that the Company underwrites is based on many factors, including rates and other terms and conditions offered, services provided, ratings assigned by independent rating agencies, speed of claims payment, perceived financial strength of the reinsurer and reputation and experience of the reinsurer in the line of reinsurance to be written.

         LaSalle Re currently is rated "A" (Excellent) by A.M. Best Company, Inc. and "A" (Good) by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. Such ratings are based on factors of concern to cedents and brokers and are not directed toward the protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell such securities. While the Company believes that its new ratings will not be a major competitive advantage or disadvantage, some of the Company's principal competitors have higher ratings than the Company. Insurance ratings are one factor used by brokers and cedents as a means of assessing the financial strength and quality of reinsurers. In addition, a cedent's own rating may be adversely affected by the lack of a rating of its reinsurer. Therefore, a cedent may elect to reinsure with a competitor of the Company that has a higher insurance rating. Similarly, the lowering or loss of a rating in the future could adversely affect the Company's ability to compete.

         Other than being a corporate member of selected Lloyd's syndicates, the Company is not licensed or admitted as an insurer in any jurisdiction other than Bermuda and has no plans to become so licensed or admitted. Because jurisdictions in the United States do not permit cedents to take credit for reinsurance obtained from unlicensed or non- admitted reinsurers on their statutory financial statements unless security is posted, the Company's reinsurance contracts with United States cedents generally require it to post a letter of credit or provide other security for outstanding claims and/or unearned premiums. In order to post these letters of credit, the Company generally is required to provide the issuing banks with collateral equal to 115% of such amounts. As a result of the size of the Company's capitalization, the Company does not believe that its non-admitted status in any jurisdiction has, or should have, a material adverse effect on its ability to compete or obtain business in the property catastrophe reinsurance market in which it operates, principally because many of the Company's competitors are not admitted or licensed in United States jurisdictions. However, there can be no assurance that increased competitive pressure from current reinsurers and future market entrants or the Company's non-admitted status will not adversely affect the Company.

Regulation

         LaSalle Re is registered as an insurer and is subject to regulation and supervision in Bermuda under the Insurance Act. The Insurance Act generally is designed to protect insureds and ceding insurance companies rather than shareholders. Among other things, the Insurance Act requires LaSalle Re to maintain minimum levels of capital and surplus, prescribes solvency margins that must be maintained and requires periodic examinations of LaSalle Re and its financial condition. These provisions may, in effect, restrict the ability of LaSalle Re to write new business or distribute funds to the Company, which, as a holding company, will depend on such distributions as its principal source of funds. Other relevant Bermuda statutes and regulations may also limit transfers of ownership of LaSalle Re's capital stock and may impede the Company's ability to effect a business combination involving a substantial change in the ownership or control of LaSalle Re or the Company.

         LaSalle Re is not registered or licensed as an insurance company in any jurisdiction other than Bermuda. For the nine months ended June 30, 1998, 45.5% of the Company's net premiums written represented U.S.-based risks. The insurance laws of each state of the United States do not directly regulate the sale of reinsurance to insurance companies domiciled or licensed therein by alien reinsurers, such as the Company. Nevertheless, the sale of reinsurance by alien reinsurers, such as the Company, to insurance companies domiciled or licensed in United States jurisdictions is indirectly regulated by state "credit for reinsurance" laws that operate to deny financial statement credit to ceding insurers unless the non-admitted alien reinsurer posts acceptable security for ceded liabilities and agrees to certain contract provisions (e.g., insolvency and intermediary clauses). Although the insurance laws of United States jurisdictions generally exempt the business of reinsurance from "doing business" laws, the Company conducts its business at its principal offices in Bermuda and does not maintain an office in the United States, and its personnel do not solicit, advertise, settle claims or conduct other insurance activities in the United States. All policies are issued and delivered and premiums are received outside the United States. The Company does not believe that it is subject to the insurance laws of any state in the United States. Nevertheless, there can be no assurance that inquiries or challenges to the insurance activities of the Company will not be raised in the future.

         From time to time, there have been congressional and other initiatives in the United States regarding the supervision and regulation of the insurance industry, including proposals to supervise and regulate alien reinsurers. While none of these proposals has been adopted to date on either the federal or state level, there can be no assurance that federal or state legislation will not be enacted subjecting the Company to supervision and regulation in the United States, which could have a material adverse effect on the Company. In addition, no assurance can be given that if the Company were to become subject to any laws of the United States or any state thereof or of any other country at any time in the future, it would be in compliance with such laws.

         Despite the importance of its policyholders domiciled in the United States, the Company does not believe that conducting its business through its offices in Bermuda and its inability to conduct any insurance operations in the United States have materially affected its operations to date. However, no assurance can be given that these factors will not materially affect its operations in the future.

         LaSalle Re Services maintains an office in London in order to introduce prospective customers to the Company. LaSalle Re Services is not registered as an insurer in England or in any other jurisdiction. Although the Company believes that LaSalle Re Services is not required to be so registered and also believes that the impact of other U.K. regulation on the Company's business is minimal, no assurance can be given that U.K. regulation will not materially affect its operations in the future.

         LaSalle Re Capital is subject as a corporate member of Lloyd's to Lloyd's regulation and its ability to continue to underwrite as such in future years may be affected by changes in such regulation. The volume of business which can be written from one year of account to the next will also be dependent on the level of funds made available by the Company to support such underwriting. Based on its corporate membership in Lloyd's, LaSalle Re Capital is also registered in Bermuda under the Insurance Act as a "member of a recognised association of underwriters."


Tax Matters

         Holdings, LaSalle Re and LaSalle Re Capital are Bermuda corporations. The Company believes that neither Holdings nor LaSalle Re will be required to pay U.S. corporate income tax (other than withholding tax on certain U.S. source income) because they will continue to operate their business in a manner that will cause them not to be engaged in the conduct of a trade or business within the U.S. However, because there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the "Code"), existing or proposed regulations thereunder or judicial precedent, and as the determination is inherently factual, there can be no assurance that the IRS could not successfully contend that Holdings or LaSalle Re is engaged in such a trade or business. If the IRS did so contend, Holdings and LaSalle Re would (unless exempted from tax by the U.S.-Bermuda income tax treaty (the "Bermuda Treaty")) be subject to U.S. corporate income tax on that portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. branch profits tax. Even if the IRS were to contend successfully that LaSalle Re was engaged in a U.S. trade or business, if LaSalle Re were entitled to benefits under the Bermuda Treaty, the Bermuda Treaty would preclude the U.S. from taxing LaSalle Re on its business income except to the extent that such income were attributable to a permanent establishment maintained by LaSalle Re in the U.S. Although the Company believes that LaSalle Re does not have a permanent establishment in the U.S., there can be no assurance that, in the event that LaSalle Re were entitled to the Bermuda Treaty benefits, the IRS would not successfully contend that LaSalle Re has such an establishment and therefore is subject to taxation.

         If Holdings were considered to be engaged in a U.S. trade or business and/or if LaSalle Re were considered to be engaged in a U.S. trade or business through a permanent establishment located therein (or if it were considered not entitled to the benefits of the permanent establishment clause of the Bermuda Treaty and LaSalle Re were considered to be engaged in the conduct of a U.S. trade or business) and, thus, subject to U.S. income tax, the Company's results of operations and cash flows could be materially adversely affected. LaSalle Re Capital is a corporate member of Lloyd's. Pursuant to a Closing Agreement between Lloyd's and the IRS, LaSalle Re Capital will be treated as engaged in business in the U.S. and is subject to U.S. corporate income tax on its net income from U.S. sources.

         LaSalle Re Services is subject to U.K. corporation tax on its income. However, the Company believes that the taxable income of LaSalle Re Services is modest, and that its tax liability is and will continue to be small. As a corporate member of Lloyd's, LaSalle Re Capital is subject to U.K. corporation tax on any profits and gains, net of deductible expenditure, derived from its participation in any Lloyd's syndicates. As a participant in such syndicates, LaSalle Re Capital is also required to charge and account to the U.K. Inland Revenue for value added tax on chargeable supplies of services. The Company believes that the activities of LaSalle Re Services and LaSalle Re Capital will not cause LaSalle Re or the Company to be subject to U.K. tax on any portion of their net income.

         Generally, the U.S. shareholders of the Company will not be subject to any U.S. tax until they receive a distribution from the Company or dispose of their Common Shares. However, special provisions of the Code may apply to U.S. citizens, residents, domestic corporations, partnerships, estates or trusts, who through their ownership of Common Shares, directly, indirectly or by attribution, own 10% or more of the total combined voting power of all classes of stock of Holdings, LaSalle Re and/or LaSalle Re Capital. Under those provisions, such a holder of Common Shares may be required to include in its income its pro rata share of the Company's subpart F income as earned, even if not distributed. All of the Company's income is expected to be subpart F income. Such shareholders that are taxed currently on their pro rata share of the Company's subpart F income will not be taxed on dividends actually distributed by the Company that are allocable to such income. The Company has attempted to avoid being considered a "controlled foreign corporation" under the Code by requiring prior Board approval for any transfer of shares that results in any shareholder (other than a registered investment company under the U.S. Investment Company Act of 1940, as amended (an "Investment Company")) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding "Controlled Shares" (defined as all shares that a person is deemed to own directly, indirectly or by attribution within the meaning of Section 958 of the Code) in excess of 9.9% of the outstanding capital stock of Holdings. The Bye-Laws provide that any such transfer without prior Board approval shall not be registered in the share register of Holdings and shall be void and of no effect. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase at fair market value all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences.

         Certain special subpart F provisions of the Code could apply to U.S. persons who either directly or indirectly through their ownership of Common Shares own shares of LaSalle Re if (A) 25% or more of the value or voting power of the capital stock of LaSalle Re is owned directly, indirectly or by attribution by U.S. persons that own such stock directly or indirectly through foreign entities, as will be the case; and (B) (i) 20% or more of either the voting power or the value of the capital stock of LaSalle Re is owned directly or indirectly through entities by U.S. persons insured or reinsured by LaSalle Re or by persons related to them and (ii) LaSalle Re has gross related person insurance income ("RPII") equal to 20% or more of its gross insurance income. Similar considerations will apply to U.S. persons who indirectly through their ownership of Common Shares own shares of LaSalle Re Capital. RPII is income (investment income and premium income) from the direct or indirect insurance or reinsurance of (x) the risk of any U.S. person who owns Common Shares (directly or indirectly through foreign entities) or (y) the risk of a person related to such a U.S. person. The Company currently anticipates that less than 20% of the gross insurance income of each of LaSalle Re and LaSalle Re Capital for any taxable year will constitute RPII. However, there can be no assurance that the IRS will not assert that 20% or more of LaSalle Re's or LaSalle Re Capital's gross income is RPII or that a taxpayer will be able to meet its burden of proving otherwise.

         Generally, a U.S. shareholder will realize capital gain or loss on the sale or exchange of Common Shares. However, upon a U.S. shareholder's sale or exchange of Common Shares at a gain, the IRS could contend that an amount of such gain equal to the allocable untaxed earnings and profits of the Company or LaSalle Re will be taxed as a dividend. For individuals, this would mean taxation of such amount at the rates applicable to ordinary income rather than the lower rates applicable to long-term capital gain.


Service of Process and Enforcement of Judgments

         The Company is a Bermuda company and certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of the assets of the Company and such officers and directors, at any one time, are or may be located in jurisdictions outside the United States. Although the Company has appointed an agent in New York, New York to receive service of process with respect to actions against it arising out of violations of the United States federal securities laws in any federal or state court in the United States relating to the transactions covered by this Prospectus, it may be difficult for investors to effect service of process within the United States on directors and officers of the Company who reside outside the United States or to enforce against the Company or such directors and officers judgments of United States courts predicated upon civil liability provisions of the United States federal securities laws.


                                THE COMPANY

         The Company primarily writes property catastrophe reinsurance on a worldwide basis through its subsidiary, LaSalle Re. Property catastrophe reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Therefore, there can be significant volatility in the Company's results from fiscal quarter to quarter and fiscal year to year. The Company also seeks to diversify its book of business and take advantage of pricing opportunities by offering other lines of reinsurance as appropriate. These lines currently include property risk excess, property pro rata treaty, casualty clash, marine, crop hail, aviation and satellite. In addition, through LaSalle Re Capital, the Company provides capital support to selected Lloyd's syndicates which individually write the following lines of business: direct and facultative property insurance; marine insurance and reinsurance; and professional indemnity, directors and officers insurance and bankers blanket bond business. As a result of the Company's limited operating and claims history, the financial data included and incorporated by reference herein are not necessarily indicative of the results of operations or financial condition of the Company in the future.


                              USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of Shares, nor will any such proceeds be available for use by the Company or otherwise for the Company's benefit.


                            SELLING SHAREHOLDERS

         The following table sets forth certain information as of September 25, 1998 regarding the beneficial ownership of Common Shares by each of the Selling Shareholders and the Shares offered hereby by such Selling Shareholders.

                                Common Shares                     Common Shares
                                 Beneficially      Number of       Beneficially
                                 Owned Prior        Shares          Owned After
    Name of                   to Offering (1)(2)    Being     Offering (1)(2)(3)
Selling Shareholder             Number Percent      Offered      Number Percent
-------------------             ------ -------      -------      ------ -------
CNA (Bermuda)
Services Limited.............    318,150   2.05%    318,150           0       0%

Combined Insurance Company
of America...................  1,568,175   9.52     278,250   1,289,925    7.38

Continental Casualty Company   3,136,350  18.57     136,350   3,000,000   16.88

Corporate Offshore
Partners L.P.................     82,982    *        82,982           0       0

Corporate Partners L.P.......  1,162,345   7.47   1,162,345           0       0

Engineers Joint Pension Fund         268    *           268           0       0

Ida Louis Company                209,996   1.38     209,996           0       0

Perry Partners
International Inc.............       625    *           625           0       0

Perry Partners L.P............    12,508    *        12,508           0       0

SDI, Inc...................... 1,042,885   6.84   1,042,885           0       0

State Board of Administration of
Florida.......................   121,090    *       121,090           0       0

Strome Partners L.P............   27,270    *        27,270           0       0

Third Avenue Value Fund........   85,917    *        85,917           0       0

Virginia Surety Company, Inc.  1,568,175   9.52     278,250   1,289,925    7.38

-----------------------
*        Less than 1%.

(1) Information with respect to beneficial ownership is based upon information obtained from the Selling Shareholders, has been computed in accordance with Rule 13d-3 promulgated under the Exchange Act and is based upon 15,178,791 Common Shares outstanding as of September 25, 1998.
(2) Includes Common Shares which may be acquired pursuant to the exercise of options exercisable on September 25, 1998 or within 60 days thereafter and includes Common Shares issuable upon the exchange of any Exchangeable Non-Voting Shares or options therefor, pursuant to the terms of the Conversion Agreement.
(3) Assumes the sale of all Shares offered hereby and no other purchases or sales of Common Shares. See "Plan of Distribution."


         The Selling Shareholders are all Founding Shareholders of LaSalle Re. In connection with the Reorganization, certain Selling Shareholders received Exchangeable Non-Voting Shares (and in some cases, options therefor) that are exchangeable on a one-for-one basis for Common Shares pursuant to the terms of the Conversion Agreement. Certain of the Shares are Common Shares issuable upon such exchanges. In addition, certain of the Shares are Common Shares that were issued to Founding Shareholders as part of the Reorganization.

         Two of the Selling Shareholders, Combined Insurance Company of America and Virginia Surety Company, are affiliates of Aon. Another affiliate of Aon, Aon Advisors (UK) Limited, provides the Company with investment management services. Other affiliates of Aon formerly provided the Company with claims administration, actuarial and financial reporting, accounting, office space and other administrative services. In addition, certain brokers affiliated with Aon produce business for the Company. Two of the Selling Shareholders, CNA Bermuda and Continental Casualty Company, are affiliates of CNA. CNA Bermuda currently provides the Company with underwriting services and certain insurance companies affiliated with CNA cede business to the Company. See "Risk Factors--Reliance on CNA; Transactions with Affiliates; Conflicts of Interest."



                         CERTAIN TAX CONSIDERATIONS

         The following summary of taxation of Holdings, LaSalle Re, LaSalle Re Services and LaSalle Re Capital and the taxation of shareholders of the Company is based upon current law. The following discussion is a summary of the principal Bermuda, United Kingdom and U.S. federal income tax consequences of the ownership and disposition of Common Shares. The summary does not purport to be a complete analysis of all of the tax considerations that may be applicable to a decision to acquire Common Shares and, unless explicitly noted to the contrary, deals only with investors who are U.S. Persons (as defined below) who will hold the Common Shares as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"); provided, however, that except as explicitly provided below, the summary does not apply to a U.S. 10% shareholder (as defined below) of Holdings or LaSalle Re. The tax treatment of any particular shareholder may vary depending on such shareholder's particular tax situation or status. Consequently, each prospective shareholder is urged to consult his or its own tax advisors as to the particular tax consequences of the Offering to such shareholder, including the effect and applicability of federal, state, local and foreign income and other tax laws. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

         As used herein, the term "U.S. Person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or a "United States Trust." A United States Trust is any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust. A U.S. Person who holds Common Shares or shares of LaSalle Re as "capital assets" within the meaning of section 1221 of the Code will be referred to herein as a "U.S. Holder."

         Statements made below as to Bermuda tax law are based on the opinion of Conyers Dill & Pearman, Bermuda counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such opinion). Statements below as to the United Kingdom tax law are based on the opinion of Clyde & Co., U.K. counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such opinion). Statements made below as to United States federal income tax law are based upon the opinion of Mayer, Brown & Platt, United States counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to the Company's beliefs and conclusions as to the application of such tax laws to the Company represent the views of the Company's management as to the application of such laws and do not represent legal opinions of the Company or its counsel.

Taxation of the Company and its Subsidiaries

      Bermuda

         Under current Bermuda law, there is no income tax or capital gains tax payable by Holdings, LaSalle Re or LaSalle Re Capital. Holdings, LaSalle Re and LaSalle Re Capital have received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to Holdings, to LaSalle Re, to LaSalle Re Capital, or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (Holdings, LaSalle Re and LaSalle Re Capital are not so currently affected) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to Holdings, LaSalle Re and LaSalle Re Capital. Holdings, LaSalle Re and LaSalle Re Capital, under current rates, each pay annual Bermuda government fees of $15,900, $15,900 and $1,695, respectively, and each of LaSalle Re and LaSalle Re Capital currently pays annual insurance fees of $1,155. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax to the Bermuda government.

      United Kingdom

         LaSalle Re Services is subject to tax in the United Kingdom on its income and is also required to charge and account to the U.K. Inland Revenue for value added tax on chargeable supplies of services. However, the Company believes that the taxable income of LaSalle Re Services will be modest, and that its tax liability is and will continue to be small. LaSalle Re Capital is a corporate member of Lloyd's and is subject to U.K. corporation tax on any profits and gains, net of deductible expenditure, deriving from its participation in any Lloyd's syndicates. The Company believes that the activities of LaSalle Re Services and LaSalle Re Capital will not cause LaSalle Re or Holdings to be subject to United Kingdom tax on any portion of their net income.

      United States

         In general, under current U.S. tax rules and regulations, a foreign corporation is subject to U.S. federal income tax on its taxable income that is treated as effectively connected to its conduct of a trade or business within the U.S. and to the U.S. branch profits tax on its effectively connected earnings and profits (with certain adjustments) deemed repatriated out of the United States. However, pursuant to most U.S. income tax treaties, a foreign corporation is subject to the U.S. federal income tax on its business profits only if it is engaged in the conduct of a trade or business in the U.S. through a permanent establishment located therein. The U.S. has entered into a treaty with Bermuda relating to the taxation of insurance enterprises (the "Bermuda Treaty"). Pursuant to the Bermuda Treaty business profits earned by an insurance company that is a resident of Bermuda may be taxed in the United States only if such profits are attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. However, an insurance enterprise resident in Bermuda will be entitled to the benefits of the Bermuda Treaty only if (i) 50% or more of its equity is beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents (the "Bermuda Treaty Benefits Test"). For purposes of the Bermuda Treaty, a permanent establishment generally is defined to include a branch, office or other fixed place of business through which the business of the enterprise is carried on, or an agent (other than an agent of independent status acting in the ordinary course of its business) that has, and habitually exercises in the U.S., authority to conclude contracts in the name of the corporation.

         The Company believes, based on the activities of Holdings and LaSalle Re with respect to the United States, that Holdings and LaSalle Re should not be subject to U.S. federal net income tax imposed on their business income. It is anticipated that Holdings and LaSalle Re will operate in the future so as not to be engaged in the conduct of a trade or business in the U.S. However, as there are no definitive standards provided by the Code, regulations or court decisions as to those activities that constitute being engaged in the conduct of a trade or business within the United States, and as the determination is essentially factual in nature, there can be no assurance that the IRS will not contend successfully that Holdings and/or LaSalle Re is engaged in a trade or business in the United States. If Holdings and/or LaSalle Re were deemed to be so engaged, that entity would be subject to U.S. income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the entity is entitled to relief under the permanent establishment provision of the Bermuda Treaty, as discussed below.

         It is uncertain whether LaSalle Re will be entitled to relief under the permanent establishment provisions of the Bermuda Treaty upon completion of the Offering or at any time thereafter as it cannot be predicted whether LaSalle Re would satisfy the Bermuda Treaty Benefits Test. No regulations interpreting the Bermuda Treaty have been issued. However, as stated above, while there can be no assurances, the Company believes that LaSalle Re will not be engaged in the conduct of a U.S. trade or business and, in any event, the Company does not believe that LaSalle Re will have a permanent establishment in the United States.

         If Holdings or LaSalle Re is subject to U.S. federal income tax, that entity would be taxed at regular corporate rates on all of its income that is effectively connected with the conduct of its U.S. business (or, in the case of LaSalle Re, all of its income attributable to its U.S. permanent establishment if LaSalle Re is entitled to the benefits of the Bermuda Treaty). In addition, the Company or LaSalle Re would be subject to the branch profits tax. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation can anticipate an allowance of deductions and credits only if it files a United States income tax return. Penalties may be assessed for failure to file tax returns. Holdings and LaSalle Re intend to file protective U.S. income tax returns on a timely basis in order to preserve their right to claim tax deductions and credits if either company subsequently is determined to be subject to U.S. tax on a net basis. The highest marginal federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the "branch profits" tax. If LaSalle Re were deemed to be engaged in business in the United States but did not have a permanent establishment in the United States within the meaning of the Bermuda Treaty and LaSalle Re qualified for Bermuda Treaty benefits, there is an argument that premium income of LaSalle Re would be exempt from U.S. tax but that its investment income effectively connected with its U.S. business would be subject to U.S. tax on a net basis, and that the branch profits tax may be applicable to that investment income.

         LaSalle Re Capital is a corporate member of Lloyd's. Pursuant to a Closing Agreement between Lloyd's and the IRS, LaSalle Re Capital will be treated as engaged in business in the U.S. and is subject to U.S. corporate income tax on its net income from U.S. sources.

         Foreign corporations not engaged in a trade or business in the United States, as well as foreign corporations engaged in the conduct of a U.S. trade or business but only with respect to their income that is not effectively connected with such trade or business, are nonetheless subject to U.S. income tax on certain "fixed or determinable annual or periodical gains, profits and income" (such as dividends and certain interest on investments) derived from sources within the United States. Such tax generally is imposed at a rate of 30% on the gross income subject to the tax, but the rate may be reduced by applicable treaties, and the tax is eliminated with respect to certain types of U.S. source income, such as portfolio interest.

         The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to LaSalle Re are 4% for casualty insurance premiums and 1% for reinsurance premiums.


Taxation of Shareholders

      Bermuda Taxation

         Currently, there is no Bermuda withholding tax on dividends paid by the Company.

      United States Taxation of U.S. and Non-U.S. Shareholders

         Taxation of Dividends. Subject to the discussion below relating to the potential application of the "controlled foreign corporation" and "passive foreign investment company" rules, cash distributions made with respect to Common Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Holdings. U.S. Holders generally will be subject to U.S. federal income tax on the receipt of such dividends. Generally, such dividends will not be eligible for the dividends received deduction. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. Holder's basis to the extent thereof, and then as gain from the sale of a capital asset.

         Possible Classification of the Company as a Controlled Foreign Corporation. Under section 951(a) of the Code, each "U.S. 10% shareholder" (as defined below) that, on the last day of the foreign corporation's taxable year, owns, directly or indirectly through a foreign entity, shares of a foreign corporation that is a "controlled foreign corporation" ("CFC") for an uninterrupted period of 30 days or more during any taxable year must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income" for such year, even if the subpart F income is not distributed. In addition, the U.S. 10% shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property. All of Holdings', LaSalle Re's, and LaSalle Re Capital's income is expected to be subpart F income, except to the extent that LaSalle Re Capital's income qualifies for an exception from the subpart F rules as described below. "Subpart F income" includes, inter alia, (i) "foreign personal holding company income," such as interest, dividends, and other types of passive investment income and (ii) "insurance income," which is defined to include any income (including underwriting and investment income) that is attributable to the issuing (or reinsuring) of any insurance or annuity contract in connection with property in, liability arising out of activity in, or in connection with the lives or health of residents of, a country other than the country under the laws of which the CFC is created or organized, and which (subject to certain modifications) would be taxed under the insurance company provisions of the

Code if such income were the income of a domestic insurance company ("Subpart F Insurance Income"). However, Subpart F income does not include
(i) any income from sources within the U.S. which is effectively connected with the conduct of a trade or business within the U.S. and not exempted or subject to a reduced rate of tax by applicable treaty and (ii) certain income subject to high foreign taxes.

         Under Code section 951(b), any U.S. Person who owns, directly or indirectly through foreign entities, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to family members, partnerships, estates, trusts or 10% controlled corporations) 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "U.S. 10% shareholder." In general, a foreign corporation is treated as a CFC only if its U.S. 10% shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock on any day (the "50% Test"). However, for purposes only of taking into account Subpart F Insurance Income, a foreign corporation will be treated as a CFC if (i) more than 25% of the total combined voting power or total value of its stock is owned by U.S. 10% shareholders and (ii) the gross amount of premiums or other consideration in respect of risks outside its country of incorporation exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks (the "25% Test"). It is anticipated for both LaSalle Re and LaSalle Re Capital that the gross premiums of each corporation in respect of Subpart F Insurance Income will exceed 75% of each such corporation's gross premiums in respect of all risks so that the 25% Test, rather than the 50% Test, will be applicable with respect to the Subpart F Insurance Income of both LaSalle Re and LaSalle Re Capital.

         In determining the U.S. 10% shareholders of LaSalle Re and LaSalle Re Capital, capital stock of LaSalle Re and LaSalle Re Capital that is held indirectly by U.S. persons through Holdings or any other non-U.S. entity is treated as held by United States persons. A holder of Common Shares will be treated as owning indirectly a proportion of the capital stock of LaSalle Re and LaSalle Re Capital corresponding to the ratio that the Common Shares owned by such person bears to the value of all the capital stock of Holdings. The Bye-Laws require prior Board approval for any transfer of shares that results in any shareholder (other than an Investment Company) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding actually, indirectly through foreign entities or constructively more than 9.9% of the outstanding capital stock of Holdings. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares. Because of the foregoing provisions, the Company believes that neither Holdings, LaSalle Re nor LaSalle Re Capital is a CFC under the general rules described above. However, there can be no assurance that Holdings, LaSalle Re or LaSalle Re Capital will not at some time become a CFC. Each prospective investor should consult its own tax advisor to determine whether its ownership interest in Holdings would cause it to become a U.S. 10% shareholder of Holdings, LaSalle Re, LaSalle Re Capital or of any subsidiary which may be created by Holdings or LaSalle Re and to determine the impact of such a classification of such investor.

         RPII Companies. A different definition of "controlled foreign corporation" is applicable in the case of a foreign corporation which earns related person insurance income ("RPII"). RPII is defined in Code section 953(c)(2) as any "insurance income" (as defined above) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) of the foreign corporation or a "related person" to such a shareholder. For purposes only of taking into account RPII, and subject to the exceptions described below, LaSalle Re or LaSalle Re Capital will be treated as a CFC if its "RPII shareholders" collectively own, directly, indirectly, or by attribution under Code Section 958(b), 25% or more of the total combined voting power or value of such corporation's stock on any day during a taxable year. If LaSalle Re or LaSalle Re Capital is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, a U.S. Person who owns, directly or indirectly through foreign entities, shares of LaSalle Re or LaSalle Re Capital on the last day of any such taxable year must include in its gross income for United States Federal income tax purposes its allocable share of RPII income of such corporation for the entire taxable year, subject to certain modifications. For purposes of inclusion of LaSalle Re's or LaSalle Re Capital's RPII in the income of U.S. Persons who own Common Shares or shares of LaSalle Re, unless an exception applies, the term "RPII shareholder" includes all U.S. Persons who own, directly or indirectly through foreign entities, any amount (rather than 10% or more) of the Common Shares or shares of LaSalle Re or LaSalle Re Capital. Generally, the term "related person" for purposes of the RPII rules means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying constructive ownership principles similar to the rules of section 958 of the Code.

         RPII Exceptions. The special RPII rules do not apply if direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of the stock of LaSalle Re and LaSalle Re Capital (the "RPII 20% Ownership Exception"), or the RPII of each of LaSalle Re Capital, determined on a gross basis, is less than 20% of such corporation's gross insurance income for such taxable year (the "RPII 20% Gross Income Exception"), or if certain other exceptions apply. Where no exception applies, each RPII shareholder of LaSalle Re and LaSalle Re Capital on the last day of such corporation's taxable year will be required to include in its gross income for United States federal income tax purposes its share of the RPII for the entire taxable year, determined as if all such RPII were distributed proportionately only to such RPII shareholders at that date, but limited by such corporation's current-year earnings and profits and reduced by the RPII shareholder's share, if any, of prior-year deficits in earnings and profits.

         LaSalle Re reinsures, and expects to continue reinsuring, the risks of an insurance company that is related to CNA, a RPII shareholder of LaSalle Re, and thus expects to generate RPII. In addition, LaSalle Re may be considered to reinsure directly or indirectly the risks of other RPII shareholders of LaSalle Re or parties related thereto, thus generating RPII. LaSalle Re has in the past and intends in the future to monitor the reinsurance of related persons to limit the gross RPII from such reinsurance to less than 20% of LaSalle Re's gross insurance income. For LaSalle Re's most recent taxable year ended September 30, 1996, the Company believes gross RPII of LaSalle Re was less than 20% of LaSalle Re's gross insurance income for the year and, although no assurances can be given, the Company will endeavor to take such steps as it determines to be reasonable to cause LaSalle Re's gross RPII to remain below such level. The Company believes gross RPII of LaSalle Re Capital will be less than 20% of LaSalle Re Capital's gross insurance income for each taxable year and will endeavor to take such steps as it determines to be reasonable to cause LaSalle Re Capital's gross RPII to remain below such level.

         Computation of RPII. In order to determine how much RPII LaSalle Re and LaSalle Re Capital have earned in each taxable year, the Company intends to obtain and rely upon information from its insureds to determine whether any of the insureds or persons related to such insureds own shares of Holdings or LaSalle Re and are U.S. Persons. The Company may not be able to determine whether any of the underlying insureds of the insurance companies to which LaSalle Re and LaSalle Re Capital provide reinsurance are RPII shareholders or related persons to such shareholders. Consequently, Holdings may not be able to determine accurately the gross amount of RPII earned by LaSalle Re and LaSalle Re Capital in a given taxable year. LaSalle Re and LaSalle Re Capital will take reasonable steps to secure such additional information relevant to determine the amount of each corporation's insurance income that is RPII as they believe advisable, but there can be no assurance that such information will be sufficient to enable LaSalle Re and LaSalle Re Capital to establish clearly such amount. For any year in which the Company has determined that gross RPII is 20% or more of LaSalle Re's or LaSalle Re Capital's gross insurance income, the Company may also seek information from its shareholders as to whether direct or indirect owners of Common Shares or shares of LaSalle Re at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons. In any such year, the Company will inform all shareholders of RPII per share and RPII shareholders are obligated to file a return reporting such amounts. To the extent the Company is unable to determine whether a direct or indirect owner of shares is a U.S. Person the Company may assume that such owner is not a U.S. Person for the purpose of allocating RPII, thereby increasing the per share RPII amount for all RPII shareholders.

         Apportionment of RPII to RPII Shareholders. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses. Every U.S. Person who owns, directly or indirectly through foreign entities, Common Shares or shares of LaSalle Re on the last day of any taxable year of LaSalle Re or LaSalle Re Capital in which LaSalle Re or LaSalle Re Capital does not meet either the RPII 20% Ownership Exception or the RPII 20% Gross Income Exception should expect that for such year it will be required to include in gross income its share of such corporation's RPII for the entire year, whether or not distributed, even though it may not have owned the shares for the entire year. A U.S. Person who owns Common Shares or shares of LaSalle Re during such taxable year but not on the last day of the taxable year, which would normally be September 30, is not required to include in gross income any part of LaSalle Re's or LaSalle Re Capital's RPII. The aggregate amount of RPII allocable to U.S. Holders of Common Shares who are required to include RPII of LaSalle Re or LaSalle Re Capital in income for a given taxable year normally is the amount of RPII which bears the same ratio to the total RPII of such corporation for that taxable year as the amount of earnings and profits which would be distributed indirectly through Holdings with respect to the Common Shares if all earnings and profits of such corporation were distributed on the last day of that taxable year bears to the total earnings and profits of such corporation for that taxable year which would be distributed with respect to all shares of such corporation owned, directly or indirectly through Holdings, by U.S. Holders. If LaSalle Re or LaSalle Re Capital has RPII and Holdings makes a distribution of such RPII to a U.S. Holder with respect to the Common Shares, such dividends will not be taxable to the extent of any RPII that has been included in the gross income of such holders for the taxable year in which the distribution was paid or for any prior year.

         Basis Adjustments. A RPII shareholder's tax basis in its Common Shares or shares of LaSalle Re will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder's tax basis in its Common Shares or shares of LaSalle Re will be reduced by the amount of such distributions that are excluded from income. In general, a RPII shareholder will not be able to exclude from income distributions with respect to RPII that a prior shareholder included in income.

         Information Reporting. Every U.S. Person who "controls" a foreign corporation by owning directly or by attribution more than 50% of the total combined voting power of all classes of stock entitled to vote, or more than 50% of the total value of shares of all classes of stock, of such corporation, for an uninterrupted period of 30 days or more during a taxable year of that foreign corporation, must file a Form 5471 with its U.S. income tax return. However, the IRS has the authority to, and does require, any U.S. Person treated as a U.S. 10% shareholder or RPII shareholder of a CFC that owns shares directly or indirectly through a foreign entity to file a Form 5471. Thus, if LaSalle Re's or LaSalle Re Capital's gross RPII for a taxable year constitutes 20% or more of such corporation's gross insurance income for such period, any U.S. Person treated as owning any shares of LaSalle Re or LaSalle Re Capital directly or indirectly on the last day of such taxable year is considered a RPII shareholder for purposes of the RPII rules and will be required to file a Form 5471. In addition, U.S. Persons who own more than 10% in value of the outstanding stock of Holdings or LaSalle Re at any time during a taxable year are required in certain circumstances to file Form 5471 even if neither corporation is a CFC. For any taxable year in which the Company determines that LaSalle Re's or LaSalle Re Capital's gross RPII constitutes 20% or more of such corporation's gross insurance income, the Company intends to mail to all shareholders of record, and will make available at the transfer agent with respect to the Common Shares and shares of LaSalle Re, Form 5471 (completed with Company information) for attachment to the returns of shareholders. However, the Company's determination of the amount of LaSalle Re's or LaSalle Re Capital's gross RPII for a given taxable year may not be accurate because of the Company's inability to gather the information necessary to make such determination. See "Certain Tax Considerations--Taxation of Shareholders--United States Taxation of U.S. and Non-U.S. Shareholders--Computation of RPII." A tax-exempt organization that is treated as a U.S. 10% shareholder or a RPII shareholder for any purpose under subpart F will be required to file a Form 5471 in the circumstances described above. Failure to file Form 5471 may result in penalties.

         Tax-Exempt Shareholders. Code section 512(b)(17) requires a tax-exempt entity owning, directly or indirectly through a foreign entity or constructively under Code section 958(b) shares of Holdings, LaSalle Re or LaSalle Re Capital, to treat as unrelated business taxable income ("UBTI") within the meaning of Code section 512 the portion of any deemed distribution to such shareholder of Subpart F income under Code section 951(a) that is attributable to insurance income which, if derived directly by such shareholder, would be treated as UBTI. Exceptions are provided for income attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is--(i) the tax- exempt shareholder, (ii) an affiliate of the tax-exempt shareholder which itself is exempt from tax under Code section 501(a), or (iii) a director or officer of, or an individual who (directly or indirectly) performs services for, the tax-exempt shareholder or an exempt affiliate but only if the insurance covers primarily risks associated with the performance of services in connection with the tax-exempt shareholder or exempt affiliate.

         Code section 512(b)(17) applies to amounts included in gross income in any taxable year. If LaSalle Re's or LaSalle Re Capital's gross RPII were to equal or exceed 20% of such corporation's gross insurance income, or Holdings, LaSalle Re or LaSalle Re Capital were otherwise treated as a CFC, for a taxable year, tax-exempt entities owning stock in the Company might be required to treat a portion of the Company's Subpart F income as UBTI. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of Code section 512(b)(17) and the UBTI provisions of the Code.

         Dispositions of Common Shares. Subject to the discussion elsewhere relating to the potential application of the "controlled foreign corporation" and "passive foreign investment company" rules, capital gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Common Shares will be includible in gross income as capital gain or loss in an amount equal to the difference between such holder's basis in Common Shares and the amount realized on the sale, exchange or other disposition. If a U.S. Holder's holding period for the Common Shares is more than one year, any gain will be subject to the U.S. federal income tax at a current maximum marginal rate of 20% for individuals and 35% for corporations.

         Code section 1248 provides that if a U.S. Person owns directly, indirectly through foreign entities or constructively under Code section 958(b), 10% or more of the voting shares of a corporation that is a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares by a RPII shareholder in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a U.S. 10% shareholder or whether such corporation meets either the RPII 20% Ownership Exception or the RPII 20% Gross Income Exception. Existing Treasury Department regulations do not address whether Code section 1248 would apply when a foreign corporation (such as Holdings) is not a CFC but the foreign corporation has an insurance company subsidiary that is a CFC (such as LaSalle Re or LaSalle Re Capital) for purposes of requiring U.S. shareholders to take into account RPII.

         It is the opinion of the Company's United States counsel that Code section 1248 should not apply to dispositions of Common Shares because Holdings will not have any U.S. 10% shareholders and Holdings is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret proposed regulations under Code section 953 in this manner or that the Treasury Department will not amend the proposed regulations under Code section 953 or other regulations to provide that Code section 1248 will apply to dispositions of shares in a corporation such as Holdings which is engaged in the insurance business indirectly through its subsidiaries. If the IRS or Treasury Department were to take such action, the Company would notify shareholders that Code section 1248 will apply to dispositions of Common Shares.

         Uncertainty as to Application of RPII. The RPII provisions of the Code have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed on April 16, 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and the application thereof to Holdings, LaSalle Re and LaSalle Re Capital is uncertain. These provisions include the grant of authority to the U.S. Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . .
 . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, there can be no assurance that any amounts of RPII inclusions reported by the Company to RPII shareholders will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person who is considering an investment in Common Shares should consult his tax advisor as to the effects of these uncertainties.

         Foreign Tax Credit. Because it is anticipated that U.S. Persons will own a majority of Holdings' shares after the Offering and because a substantial part of LaSalle Re's business includes the insurance of U.S. risks, only a portion of the RPII and dividends paid by Holdings (including any gain from the sale of Common Shares that is treated as a dividend under Code section 1248) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for certain U.S. Holders to utilize excess foreign tax credits to reduce U.S. tax on such income.

         Passive Foreign Investment Companies. Code sections 1291 through 1297 contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes "passive income" (the "75% Income Test") or 50% or more of its assets produce, or are held for the production of, passive income (the "50% Asset Test"). If the Company were to be characterized as a PFIC, its United States shareholders would have to make an election (a "QEF Election") to be currently taxable on their pro-rata share of earnings of the Company whether or not such earnings were distributed or they would be subject to a special tax and an interest charge at the time of the sale of, or receipt of an "excess distribution" with respect to, their shares, and a portion of any gain may be recharacterized as ordinary income. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the special tax and interest charges are based on the value of the tax deferral of the taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the holder's period of ownership at the highest marginal tax rate. The interest charge is computed using the applicable rate imposed on underpayments of U.S. Federal income tax for such period. In general, if a U.S. Person owns stock in a foreign corporation during any taxable year in which such corporation is a PFIC and such shareholder does not make a QEF Election, the stock will be treated as stock in a PFIC for all subsequent years.

         For the above purposes, "passive income" is defined to include income of a kind that would be characterized as foreign personal holding company income under Code section 954(c), and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . ." (the "Insurance Company
Exception"). This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income for purposes of the PFIC rules. The PFIC statutory provisions also contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income .
 . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% of the value of the stock. It is anticipated that both LaSalle Re and LaSalle Re Capital should be entitled to the Insurance Company Exception and that neither corporation will have financial reserves in excess of the reasonable needs of its insurance business, and therefore that none of LaSalle Re's or LaSalle Re Capital's income or assets will be considered to be passive. Under the look-through rule Holdings would be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of LaSalle Re and LaSalle Re Capital for purposes of the 75% Income and 50% Asset Tests, and therefore Holdings should not be considered a PFIC.

         However, no final regulations interpreting the substantive PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. person who is considering an investment in Common Shares should consult his tax advisor as to the effects of these rules.

         Other. Dividends paid by Holdings to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by Code section 243.

         Except as discussed below with respect to backup withholding, dividends paid by Holdings will not be subject to a U.S. withholding tax.

         Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends (if any) on the Common Shares to holders of Common Shares or to paying agents or custodians located in the United States. In addition, a holder of Common Shares may be subject to backup withholding at the rate of 31% with respect to dividends paid by such persons, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular Federal income tax liability.

         Sales of Common Shares through brokers by certain U.S. Persons also may be subject to back-up withholding. Sales by corporations, certain tax-exempt entities, individual retirement plans, REITs, certain financial institutions, and other "exempt recipients" as defined in applicable Treasury regulations currently are not subject to back-up withholding. Holders of Common Shares should consult their own tax advisors regarding the possible applicability of the back-up withholding provisions to sales of their Common Shares.

         If a non-U.S. holder sells Common Shares through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States (a "Foreign U.S. Connected Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. In addition, the Treasury Department has indicated that it is studying the possible application of backup withholding in the case of such foreign offices of U.S. and Foreign U.S. Connected Brokers.

         The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) is based upon current law and is for general information only. The tax treatment of a holder of Common Shares, or of a person treated as a holder of Common Shares for United States Federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of Common Shares. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF OWNING THE COMMON SHARES.

                            PLAN OF DISTRIBUTION

         Sales of the Shares may be effected by or for the account of the Selling Shareholders from time to time in transactions on the NYSE (either in ordinary brokerage transactions or in block transactions), in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The consideration for the Shares may be in the form of cash or securities or such other form of consideration as may be acceptable to the Selling Shareholders. The Selling Shareholders may effect such transactions by selling the Shares directly to purchasers, through underwriters or broker-dealers acting as agents for the Selling Shareholders, or to underwriters or broker-dealers who may purchase Shares as principals and thereafter sell the Shares from time to time in transactions on the NYSE, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, underwriters or broker-dealers engaged by a Selling Shareholder may arrange for other underwriters or broker-dealers to participate. Such underwriters or broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions). If any underwriters are involved in the sale of any of the Shares, their names, the terms and conditions of such underwriting and any applicable compensation arrangements will be set forth, or will be calculable from the information set forth, in a prospectus supplement.

         The Selling Shareholders and any underwriters, broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Underwriters, broker-dealers and agents may be entitled, under agreements entered into with the Selling Shareholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

         The Company has agreed to bear all expenses of registration of the Shares (other than fees and expenses, if any, of counsel or other advisors to the Selling Shareholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Shareholder selling such Shares.


                               LEGAL MATTERS

         Certain legal matters with respect to Bermuda law and the validity of the Shares offered hereby under Bermuda law are being passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters with respect to United Kingdom law are being passed upon for the Company by Clyde & Co, London, England. Certain legal matters with respect to United States law are being passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois.


                                  EXPERTS

         The consolidated financial statements of the Company as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick, independent chartered accountants, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, and upon the authority of said firm as experts in accounting and auditing.

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby:

    Securities and Exchange Commission registration fee...........$ 30,667
    Accounting fees and expenses..................................   5,000*
    Legal fees and expenses.......................................  60,000*
    Miscellaneous.................................................   4,333*
                                                             --------------
                             Total........................... $    100,000*
                                                              =============

---------
         *Estimated


Item 15.  Indemnification of Officers and Directors.

         As permitted by the provisions of the Companies Act 1981 of Bermuda, the Company has adopted provisions in its Bye-Laws which require it to indemnify its directors and officers in certain circumstances and specifically to indemnify its directors and officers against all amounts actually and reasonably incurred to the Company or its shareholders by reason of a breach of duty to the Company, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe that the conduct was unlawful, and except for any claim, issue or matter as to which such person shall have been finally adjudged to be liable for fraud or dishonesty in the performance of his duty to the Company.

         The Company also maintains insurance on its directors and officers, which covers liabilities under the federal securities laws.


Item 16. Exhibits.

     See Index to Exhibits which is incorporated herein by reference.


Item 17.  Undertakings.

         The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrants pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the registrants have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on September 25, 1998.

                                  LASALLE RE HOLDINGS LIMITED


                                   By:   /s/ Andrew Cook
                                       -------------------------------------
                                         Name:   Andrew Cook
                                         Title:  Senior Vice President and
                                                 Chief Financial Officer


                             POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Victor H. Blake, Andrew Cook and Clare Moran, or any of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated and on September 25, 1998.

         Signature                                  Title


 /s/ Victor H. Blake           Chairman, President and Chief Executive Officer
---------------------------    (Principal Executive Officer)
  Victor H. Blake


 /s/ Andrew Cook               Senior Vice President and Chief Financial Officer
----------------------------   (Principal Financial Officer)
  Andrew Cook


 /s/ Clare Moran                Vice President - Finance
----------------------------    (Principal Accounting Officer)
  Clare Moran


 /s/ William J. Adamson, Jr.    Director
-----------------------------
  William J. Adamson, Jr.


  /s/ Clement S. Dwyer, Jr.     Director
------------------------------
   Clement S. Dwyer, Jr.


 /s/ Donald P. Koziol, Jr.      Director
------------------------------
   Donald P. Koziol, Jr.


 /s/ Tim I. Madden              Director
------------------------------
   Tim I. Madden

  /s/ Peter J. Rackley          Director
------------------------------
   Peter J. Rackley


 /s/ Paul J. Zepf                Director
------------------------------
   Paul J. Zepf



                         AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the undersigned as the duly authorized representative of the Registrant in the United States.


                                         /s/ William J. Adamson, Jr.
                                        -------------------------------------
                                             William J. Adamson, Jr.

                                        Date: September 25, 1998

                             INDEX TO EXHIBITS


          Exhibit                  Document Description
          -------                  --------------------

          4.1 Memorandum of Association (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1
                    (No. 33-97304)).

          4.2 Bye-Laws (incorporated by reference to Exhibit 3.2 to Form 10-Q for the quarterly period ended March 30, 1998 (File No. 1-12823)).

          5.1 Opinion of Conyers Dill & Pearman regarding the validity of the Shares.

          8.1 Opinion of Conyers Dill & Pearman regarding certain Bermuda tax matters (included in Exhibit 5.1).

          8.2 Opinion of Mayer, Brown & Platt regarding certain U.S. tax matters.

          8.3       Opinion of Clyde & Co regarding certain U.K. tax matters.

          23.1      Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

          23.2      Consent of Mayer, Brown & Platt (included in Exhibit 8.2).

          23.3      Consent of Clyde & Co (included in Exhibit 8.3).

          23.4      Consent of KPMG Peat Marwick.

          24.1      Powers of Attorney (included in signature pages).